SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*


                       Young & Rubicam Inc.
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                         (Name of Issuer)

                           Common Stock
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                  (Title of Class of Securities)

                            987425105
              -------------------------------------
                          (CUSIP Number)

                        December 31, 1998
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     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                 -------------------------
CUSIP No. 987425105           13G           Page  2 of 7 Pages
-----------------------                 -------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Young & Rubicam Management Voting Trust
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See instructions)
                                                      (a) [ ]
                                                      (b) [X]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New York
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                  5.     SOLE VOTING POWER

   NUMBER OF

                               35,486,535
                 ------------------------------------------------
     SHARES       6.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                                   0
                 ------------------------------------------------
      EACH        7.     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON
                                   0
                 ------------------------------------------------
       WITH       8.     SHARED DISPOSITIVE POWER


                                   0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON


                             35,486,535
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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES (See Instructions)


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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                 45.1%
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12.     TYPE OF REPORTING PERSON (See Instructions)


                                  OO
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


Item 1.

     This statement relates to the common stock, par value $0.01 per share ("Common Stock"), as well as options to purchase shares of the Common Stock, of Young & Rubicam Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 285 Madison Avenue, New York, New York 10017.

Item 2.

      (a)  Name of Person Filing:

          This Schedule 13G is being filed by the management voting trust
     (the "Young & Rubicam Management Voting Trust") established pursuant to the Management Voting Trust Agreement dated as of December 12, 1996.

      (b)  Address or Principal Office or, if none, Residence:

          The business address of the Young & Rubicam Management Voting Trust is c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017.

      (c)  Citizenship:

           See response to Item 4 on page 2.

      (d)  Title of Class of Securities:

            Common Stock

      (e)  CUSIP Number:

            987425105

Item 3.    If this statement is filed pursuant to sections
           240.13d-1(b) or 240.13d-2(b) or (c), check
           whether the person filing is a(n):

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in section
                   3(a)(19) of the Act (15 U.S.C. 78c);


                        Page 3 of 7 Pages

           (d) [ ] Investment company registered under section 8
                   of the Investment Company Act of 1940
                   (15 U.S.C. 80a-8);

           (e) [ ] Investment adviser in accordance with
                   section 240. 13d-1(b)(1)(ii)(E);

           (f) [ ] Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] Parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                   1813);

           (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with section
                   240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

          (a)  Amount beneficially owned:

               See response to Item 9 on page 2.

          (b)  Percent of class:

               See response to Item 11 on page 2.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    See response to Item 5 on page 2.

               (ii) shared power to vote or to direct the vote:

                    See response to Item 6 on page 2.

               (iii) sole power to dispose or to direct the disposition of:

                    See response to Item 7 on page 2.

               (iv) shared power to dispose or to direct the disposition of:

                    See response to Item 8 on page 2.


                        Page 4 of 7 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

          The beneficiaries of the Management Voting Trust who have deposited shares of Common Stock and shares of Young & Rubicam Inc. money market preferred stock, liquidating value of $115.00 (the "Money Market Preferred Stock") into the Management Voting Trust are entitled to receive the proceeds from the sale of those securities. The Young & Rubicam Grantor Trust, which was established by the Company pursuant to the Young & Rubicam Inc. Grantor Trust Agreement held as of December 31, 1998 approximately 5.6% of the outstanding shares of Common Stock of the Company and has the right to receive the proceeds from the sale of those securities.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

     Pursuant to the Management Voting Trust Agreement, employee and former employee equityholders of the Company (the "Management Investors") and the Young & Rubicam Holdings Inc. restricted stock trust (the "Restricted Stock Trust") are required to deposit with the Young & Rubicam Management Voting Trust all shares of Common Stock and all shares of Money Market Preferred Stock, acquired by them prior to the termination of the Young & Rubicam Management Voting Trust (including Common Stock acquired upon the exercise of options, distributions from the Restricted Stock Trust or otherwise). Common Stock sold by Management Investors and the Restricted Stock Trust will be withdrawn from, and delivered free of, the Young & Rubicam Management Voting Trust.

     The Young & Rubicam Management Voting Trust has the unqualified right and power to vote and to execute consents with respect to all shares of Common Stock and all shares of Money Market Preferred Stock held by the Young & Rubicam Management Voting Trust. The voting rights of the Young & Rubicam Management Voting Trust are exercised by certain members of senior management of the Company, in their capacities as voting trustees (the "Voting Trustees"). The current Voting Trustees are Peter A. Georgescu, Stephanie W. Abramson, Thomas D. Bell, Jr., Michael J. Dolan and Edward H. Vick (each of whom is currently a member of the senior management of the Company). Prior to the date of this filing, Alan J. Sheldon, Mitchell Kurz and John P. McGarry had resigned their positions as Voting Trustees of the Management Voting Trust. So long as Peter A. Georgescu (or a successor Chief Executive Officer elected with the approval of the Young & Rubicam Management Voting Trust) is a Voting Trustee, any action (i) approved in writing or at a meeting by Peter A. Georgescu (or such succcessor) and any two other Voting Trustees and (ii) any action approved over the objection of Peter A. Georgescu (or such successor) at a meeting of the Voting Trustees by an aggregate vote of Voting Trustees equal to not less than the total number of Voting Trustees then in office minus two, shall constitute the action of, and shall be binding upon, the Young & Rubicam Management Voting Trust (unless there shall be fewer than seven Voting Trustees then in office, in which event any action under clause (ii) shall require the vote of all the Voting Trustees other than Peter A. Georgescu (or such successor)). The foregoing voting procedures will also apply to the election and removal of Voting Trustees, to proposals to increase or decrease the number of Voting Trustees and to proposals to amend the foregoing voting procedures.

     The Young & Rubicam Management Voting Trust will terminate when (i) no person is the owner of more than 20% of the Outstanding Shares (as defined in the Management Voting Trust Agreement) of Common Stock, (ii) the number of shares of Common Stock held by the Young & Rubicam Management Voting Trust is less than 10% of the Outstanding Shares of Common Stock or (iii) the Voting Trustees determine to terminate the Young & Rubicam Management Voting Trust. Pursuant to an irrevocable unanimous written consent of the Voting Trustees, the Young & Rubicam Management Voting Trust will terminate on May 15, 2000, assuming no earlier termination in accordance with its terms.


Item 9.    Notice of Dissolution of Group.

           Not applicable


                        Page 5 of 7 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999




                     YOUNG & RUBICAM MANAGEMENT VOTING TRUST

                         By  /s/ Stephanie W. Abramson
                           ---------------------------
                           Stephanie W. Abramson as attorney-
                           in-fact on behalf of the Young &
                           Rubicam Management Voting Trust

                        Page 6 of 7 Pages

                                                            Exhibit 1

                            Management Voting Trust

     We, the voting trustees (the "Voting Trustees") of the Management Voting Trust (the "Trust"), hereby certify that Stephanie W. Abramson is authorized to sign reports to be filed by the Trust under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder on effect of the date hereof.

     IN WITNESS HEREOF, we have hereunto set our names as of the 21 day of May, 1998.


                                By  /s/ Peter A. Georgescu
                                   -----------------------------
                                    Peter A. Georgescu


                                By  /s/ Alan J. Sheldon
                                   -----------------------------
                                    Alan J. Sheldon


                                By  /s/ Thomas D. Bell, Jr.
                                   -----------------------------
                                    Thomas D. Bell, Jr.


                                By  /s/ Michael J. Dolan
                                   -----------------------------
                                    Michael J. Dolan


                                By  /s/ Mitchell Kurz
                                   -----------------------------
                                    Mitchell Kurz


                                By  /s/ John P. McGarry, Jr.
                                   -----------------------------
                                    John P. McGarry, Jr.


                                By  /s/ Edward H. Vick
                                   -----------------------------
                                    Edward H. Vick

                                  Page 7 or 7